UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  May 10, 2018

State Bank Financial Corporation
(Exact name of registrant as specified in its charter)

Georgia
(State or other jurisdiction of incorporation)

001-35139	27-1744232
(Commission File Number)	(IRS Employer Identification No.)

3399 Peachtree Road, NE, Suite 1900
Atlanta, Georgia	30326
(Address of principal executive offices)	(Zip Code)

(404) 475-6599
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

INFORMATION TO BE INCLUDED IN THE REPORT

Item 1.01. Entry into a Material Definitive Agreement

On May 11, 2018, State Bank Financial Corporation, a Georgia corporation (“State Bank”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cadence Bancorporation, a Delaware corporation (“Cadence”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, State Bank will merge with and into Cadence (the “Merger”), with Cadence surviving the Merger. Immediately following the Merger, State Bank’s wholly owned bank subsidiary, State Bank and Trust Company, will merge with and into Cadence’s wholly owned bank subsidiary, Cadence Bank, N.A. (“Cadence Bank”) (the “Bank Merger”). Cadence Bank will be the surviving entity in the Bank Merger. The Merger Agreement was unanimously approved by the Board of Directors of each of State Bank and Cadence.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), State Bank shareholders will have the right to receive 1.160 shares (the “Exchange Ratio”) of Class A common stock, par value $0.01 per share, of Cadence (“Cadence Common Stock”) for each share of common stock, par value $0.01 per share, of State Bank (“State Bank Common Stock”). Each State Bank restricted stock award will vest and be cancelled and converted automatically at the Effective Time into the right to receive 1.160 shares of Cadence Common Stock in respect of each share of State Bank Common Stock underlying such award. Each State Bank warrant will be converted automatically at the Effective Time into a warrant to purchase shares of Cadence Common Stock, with the number of underlying shares and per share exercise price adjusted to reflect the Exchange Ratio.

The Merger Agreement provides that, effective immediately after the Effective Time, the respective Boards of Directors of Cadence and Cadence Bank will each be increased in size by three, and three current members of the Board of Directors of State Bank, which members will be mutually agreed by Cadence and State Bank, will be appointed to fill the resulting vacancies. In furtherance of the foregoing, effective immediately after the Effective Time, Joseph W. Evans, the current Chairman of State Bank, will be appointed the Vice Chairman of Cadence, and J. Thomas Wiley, Jr., the current Vice Chairman and Chief Executive Officer of State Bank, will be appointed the Chairman of Cadence Bank.

The Merger Agreement contains customary representations and warranties from both State Bank and Cadence, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of State Bank’s and Cadence’s businesses during the interim period between the execution of the Merger Agreement and the Effective Time, (2) the obligation of Cadence to obtain a consent of Cadence Bancorp, LLC, its controlling stockholder, constituting the approval of Cadence stockholders required to adopt the Merger Agreement and approve the issuance of Cadence Common Stock in the Merger, which consent was obtained immediately after the execution of the Merger Agreement, (3) the obligation of State Bank to call a meeting of its shareholders to approve the Merger Agreement, and, subject to certain exceptions, to recommend that its shareholders approve the Merger Agreement, and (4) State Bank’s non-solicitation obligations relating to alternative acquisition proposals. State Bank and Cadence have agreed to use their commercially reasonable efforts to prepare and file all applications, notices, and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Merger Agreement.

The completion of the Merger is subject to customary conditions, including (1) approval of the Merger Agreement by State Bank’s shareholders, (2) authorization for listing on the New York Stock Exchange of the shares of Cadence Common Stock to be issued in the Merger, (3) the receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency, (4) effectiveness of the registration statement on Form S-4 for the Cadence Common Stock to be issued in the Merger, and (5) the absence of any order, injunction or other legal restraint preventing the completion of the Merger or making the completion of the Merger illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) performance in all material respects by the other party of its obligations under the Merger Agreement, (c) the absence of a material adverse effect with respect to the other party during a specified period of time prior to the consummation of the Merger and (d) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a “reorganization” for U.S. federal income tax purposes.

The Merger Agreement provides certain termination rights for both State Bank and Cadence and further provides that a termination fee of $37,500,000 will be payable by State Bank upon termination of the Merger Agreement under certain circumstances and that an expense reimbursement amount of $2,000,000 will be payable by Cadence upon termination of the Merger Agreement under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding State Bank or Cadence, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding State Bank, Cadence, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint information statement of Cadence and proxy statement of State Bank and a prospectus of Cadence (although Cadence may elect to separately file the information statement of Cadence), as well as in the Forms 10-K, Forms 10-Q and other filings that each of State Bank and Cadence make with the Securities and Exchange Commission (the “SEC”).

On May 10, 2018, State Bank entered into an indemnification agreement with each of its directors, pursuant to a form of indemnification agreement (the “Indemnification Agreement”) that was approved by the board of directors. The Indemnification Agreement supplements the indemnification provisions already contained in State Bank’s amended and restated articles of incorporation and amended and restated bylaws and generally provides that State Bank will indemnify and hold harmless each director who is or was a party to, or threatened to be made a party to, certain actions, suits or proceedings, as a result of his or her corporate status, to the fullest extent permitted by law, subject to certain exceptions. The Indemnification Agreement also provides for rights to advancement of expenses. The foregoing description of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Indemnification Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On May 11, 2018, State Bank’s board of directors amended and restated State Bank’s bylaws (the “Amended Bylaws”) to add Article 9, which requires that certain types of actions, including certain actions brought against State Bank or its directors or officers, be brought in courts in Georgia. The foregoing description of the Amended Bylaws is qualified in its entirety by reference to the full text of the Amended Bylaws, which is included as Exhibit 3.1 hereto and is incorporated herein by reference.

Item 8.01. Other Events

On May 13, 2018, State Bank and Cadence issued a joint press release announcing their entry into the Merger Agreement. The press release is filed as Exhibit 99.1 and is incorporated herein by reference.

Cadence and State Bank will hold a joint conference call to discuss the transaction on Monday, May 14, 2018 at 7:30 a.m. CT / 8:30 a.m. ET. The investor presentation to be used on the call is filed as Exhibit 99.2 and is incorporated herein by reference.

* * *

Cautionary Statement Regarding Forward-Looking Information
Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements. State Bank and Cadence caution readers that forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from anticipated results. Such risks and uncertainties, include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between State Bank and Cadence; the outcome of any legal proceedings that may be instituted against State Bank or Cadence; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), and State Bank shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where State Bank and Cadence do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Cadence’s ability to complete the acquisition and integration of State Bank successfully; and other factors that may affect future results of State Bank and Cadence. Additional factors that could cause results to differ materially from those described above can be found in State Bank’s Annual Report on Form 10-K for the year ended December 31, 2017, which is on file with the SEC and in other documents State Bank files with the SEC, and in Cadence’s Annual Report on Form 10-K for the year ended December 31, 2017, which is on file with the SEC and in other documents Cadence files with the SEC.
Important Additional Information
In connection with the proposed transaction between State Bank and Cadence, Cadence expects to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) including a joint information statement of Cadence and proxy statement of State Bank and a prospectus of Cadence (although Cadence may elect to separately file the information statement of Cadence), as well as other relevant documents concerning the proposed transaction. The proposed transaction will be submitted to State Bank’s shareholders for their consideration. Cadence Bancorp, LLC, the controlling stockholder of Cadence, has delivered a written consent approving the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Stockholders of Cadence and shareholders of State Bank are urged to read the Registration Statement, information statement, proxy statement and prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.
Shareholders will be able to obtain a free copy of the Registration Statement, information statement, proxy statement and prospectus, as well as other filings containing information about State Bank and Cadence, without charge, at the SEC’s website (http://www.sec.gov). Copies of the Registration Statement, information statement, proxy statement and prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to State Bank Financial Corporation, 3399 Peachtree Road NE, Suite 1900, Atlanta, Georgia 30326, Attention: Corporate Secretary or to Cadence Bancorporation, 2800 Post Oak Boulevard, Suite 3800, Houston, Texas 77056, Attention: Corporate Secretary.
Participants in the Solicitation
State Bank, Cadence and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding State Bank’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 12, 2018, and certain of its Current Reports on Form 8-K. Information regarding Cadence’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 30, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, information statement, proxy statement and prospectus and other relevant materials filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

Item 9.01.  Financial Statements and Exhibits

 (d) Exhibits

Exhibit No.	Exhibit
2.1	Agreement and Plan of Merger between State Bank Financial Corporation and Cadence Bancorporation dated May 11, 2018*
3.1	Amended and Restated Bylaws of State Bank Financial Corporation
10.1	Form of Indemnification Agreement
99.1	Joint Press Release Dated May 13, 2018
99.2	Investor Presentation (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K of Cadence Bancorporation, filed on May 14, 2018)

*Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any omitted schedules or similar attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STATE BANK FINANCIAL CORPORATION

Dated: May 14, 2018	By:	/s/ Sheila E. Ray
Sheila E. Ray
Chief Financial Officer and Chief Operating Officer